FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Berkshire Hathaway Inc. (Last) (First) (Middle) 1440 Kiewit Plaza (Street) Omaha, NE 68131 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 10/01/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Comdisco Holding Company, Inc.

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	1,150,233***	I	By National Indemnity Company***
Common Stock	302,315****	I	By BH Finance LLC and National Fire & Marine Insurance Company****
	***(1)		***(1)
	****(2)		****(2)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Explanation of Responses:

(1) Pursuant to the First Amended Joint Plan of Reorganization of Comdisco, Inc. and its Affiliated Debtors and Debtors in Possession under Chapter 11 of the Bankruptcy Code, which became effective on August 12, 2002 (the "Plan"), on or about October 1, 2002, Comdisco Holding Company, Inc. initiated the distribution of shares of its common stock ("Common Stock") (along with cash and other securities) to its creditors, including National Indemnity Company ("NICO"), in satisfaction, discharge and release of the claims of its creditors. NICO was issued 1,150,233 shares of Common Stock pursuant to such distribution. NICO is a direct wholly owned subsidiary of OBH, Inc. ("OBH"). OBH is a direct wholly owned subsidiary of Berkshire Hathaway Inc. ("Berkshire"). As OBH and Berkshire are each in NICO's chain of ownership, each may be deemed presently to both beneficially own and have a pecuniary interest in all 1,150,233 shares of Common Stock presently owned by NICO. Warren E. Buffett, as the controlling stockholder of Berkshire, may be deemed presently to beneficially own, but only to the exent he has a pecuniary interest in, the 1,150,233 shares of Common Stock presently owned by NICO; Mr. Buffett disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(2) Pursuant to the distribution under the Plan, as described above, on or about October 1, 2002, Comdisco Holding Company, Inc. issued 16,255 shares of Common Stock to National Fire & Marine Insurance Company ("NFMIC") and 286,060 shares of Common Stock to BH Finance LLC ("Finance"). NFMIC is a direct wholly owned subsidiary, and Finance is an indirect wholly owned subsidiary, of OBH. As OBH and Berkshire are each in NFMIC and Finance's chain of ownership, each may be deemed presently to both beneficially own and have a pecuniary interest in all 302,315 shares of Common Stock presently owned in the aggregate by NFMIC and Finance. Warren E. Buffett, as the controlling stockholder of Berkshire, may be deemed presently to beneficially own, but only to the extent he has a pecuniary interest in, the 302,315 shares of Common Stock presently owned in the aggregate by NFMIC and Finance; Mr. Buffett disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

                            Joint Filer Information

Name: Berkshire Hathaway Inc.                Name: Warren E. Buffett
      1440 Kiewit Plaza                            1440 Kiewit Plaza
      Omaha, NE 68131                               Omaha, NE 68131
Issuer and Ticker Symbol: Comdisco            Issuer and Ticker Symbol: Comdisco
Holding Company, Inc. (CDCO)                  Holding Company, Inc. (CDCO)
Date of Event Requiring                      Date of Event Requiring
Statement: October 1, 2002                   Statement: October 1, 2002

Name: OBH, Inc.                        Name: National Indemnity Company
      1440 Kiewit Plaza                            3024 Harney Street
      Omaha, NE 68131                               Omaha, NE 68131
Issuer and Ticker Symbol: Comdisco            Issuer and Ticker Symbol: Comdisco
Holding Company, Inc. (CDCO)                  Holding Company, Inc. (CDCO)
Date of Event Requiring                      Date of Event Requiring
Statement: October 1, 2002                   Statement: October 1, 2002

                         Signature of Reporting Persons

BERKSHIRE HATHAWAY INC.                      WARREN E. BUFFETT

/s/ Marc D. Hamburg                           /s/ Warren E. Buffett
By: Marc D. Hamburg
Its: Vice President and
    Chief Financial Officer

Date: October 15, 2002                        Date: October 15, 2002

OBH, INC.                                     NATIONAL INDEMNITY COMPANY

/s/ Marc D. Hamburg                           /s/ Marc D. Hamburg
By: Marc D. Hamburg                         By: Marc D. Hamburg
Its: Vice President                           Its: Treasurer

Date: October 15, 2002                        Date: October 15, 2002

By: /s/ See attached signature page ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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